

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Jeffrey H. Jackson
Chief Executive Officer
Wesbanco, Inc.
1 Bank Plaza
Wheeling, West Virginia 26003

  Re: Wesbanco, Inc.
    Registration Statement on Form S-4
    Filed October 4, 2024
    File No. 333-282519

Dear Jeffrey H. Jackson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: James C. Gardill, Esq.